Final Transcript Conference Call Transcript GLG — Glamis Gold Ltd Information Meeting Event Date/Time: Jan. 17. 2005 / 12:00PM ET Event Duration: N/A

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Final Transcript

GLG — Glamis Gold Ltd Information Meeting

CORPORATE PARTICIPANTS

Kevin McArthur
Glamis Gold Ltd. — President & CEO

Cheryl Maher
Glamis Gold Ltd. — VP, Finance, CFO

Chuck Jeannes
Glamis Gold Ltd. — Senior VP, Administration

PRESENTATION

Operator

Good day, ladies and gentlemen and welcome to the Glamis Gold Ltd. conference call. My name is Anne Marie and I’ll be your coordinator for today. At this time all participants are in listen only mode. We will be facilitating auditorium questions only.

[Operator Instructions]

I would now like to turn the presentation over to Mr. Kevin McArthur, President and CEO of Glamis Gold Ltd.

Kevin McArthur - Glamis Gold Ltd. — President & CEO

OK. Thank you, operator. Good afternoon, ladies and gentlemen. I appreciate your taking the time, first of all here in Toronto, to folks that have shown up and other people that are on the call. I will assume that each of you is very familiar with our pursuit of Goldcorp. So I’ll not review past issues, but want to spend our time bringing you up to date and to respond to some of the information that is out there.

First, introductions for those that are on the call. To my right here, Chuck Jeannes, our Senior VP, Administration, and also Cheryl Maher, our Chief Financial Officer.

Before starting, I need to stress we will be making forward-looking statements in this presentation. And due to uncertainties in business, one should not place undue reliance on forward-looking statements; and also, information in this presentation is not adequate to fully assess your choices as a Goldcorp shareholder. So those Goldcorp shareholders should refer to the circular. OK?

Now I would like to spend a brief time describing Glamis. We are a great company with a great future. And then I’ll talk about the Goldcorp-Glamis combination, finishing with details as to why the Glamis option is the superior one to the Wheaton River deal.

Glamis gives you a pure gold story and real growth. We are an operations oriented culture with dramatic mine building experience and low cost long-term operations. We operate 3 cornerstone mines in safe jurisdictions.

First of, Marigold in Nevada. This continues to grow, plus 200,000 ounces of annual production, it cash comps in the $150 to $170 range. This is a 10-year mine life. We continue to find more reserves here, and this story just keeps getting better every year.

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Final Transcript

GLG — Glamis Gold Ltd Information Meeting

Secondly in El Sauzal. We’ve just completed the construction of El Sauzal. Our first production was in December. This is about a quarter ahead of our original feasibility schedule, and of course it was about a month behind in a very aggressive 2004 budget, but nevertheless is a very fine mine for Glamis averaging a 190,000 ounces of gold per year over its 10-year mine life. And cash costs at $110 per ounce out of the feasibility studies.

So just a little update on that cash comp just to see how our performance to date has been. Power, steel and reagent usage appear to be less than what was called for in the feasibility. Our recovery rate so far is running in the 95% to 97% range. So kinetics are fantastic. And this is as opposed to the 93% recovery rate in the feasibility.

Bench reconciliation is looking very good over the first 500,000 tons of ore that we’ve mined; the grade is 10% higher, and the tonnage is right on. So on a bench by bench reconciliation basis, we are 10% ahead compared to our models. These are all very positive indications for a very good start up, and things are going very nicely, and it’s a supermine. And for those analysts that were there on the tour, I am sure they will back those words up. Quite an accomplishment for Glamis.

And Marlin, this is our biggest and best mine. Producing over 200,000 ounces of gold per year at cash costs less than $90 per ounce. And this is a 10-year mine life also. As far as progress to date, Fluor is our EPCM contractor. They’re doing a great job. Things are going very nicely. The concrete has been poured. Steel erection is happening. The tailings dam is being built. The decline is down over 700 meters. We’re in the ore zone, and this is all coming together about one quarter ahead of this year’s budget even, and we’ve projected 10,000 ounces of gold this year. We’re going to stick with that number. But clearly, unless something really trips us up we should be able to do better.

The thing about Marlin is that it looks like it’s developing into a district play. And this is very important. There’s hidden growth within Glamis. This is a hidden value that we’re holding out to the Goldcorp shareholders.

So how does this growth stack up? Glamis’s stand-alone production growth is second to none in this industry. And it’s real growth now, from projects that are fully permitted backed by feasibility studies and proved and probable reserves. It’s financed, and the best element is it’s now fully under construction with Marlin being the last of the mines being constructed to get us to this point. So, very important to note.

This next slide indicates the dramatic improvement to our cash comps. Now we are building better, bigger mines. Not marginal mines at higher gold prices, but lower cost mines. And this provides profitable results, and our low cost profile provides the future natural hedge against any down markets. Now these are factors that some in Goldcorp have totally ignored when quoting total pro forma results looking back over the last nine months and of course the improvements to cash flow and earnings that come out of this growth profile are very dramatic.

This next slide shows our cash flows. As our mines and reserves grow, you’ll see this cash flow improvement, and earnings improvements coming along. And we add that to the improvements to Red Lake that we would put into place in the combined company and it’s even better.

So you can see this improvement to cash flow is quite dramatic, just in the stand alone picture.

Glamis has posted an impressive track record of growing reserves. You can see it here, our 5 years looking back. Right now at 6.3 million ounces of proven and probable reserves. Now this is based on $325 gold price and it’s all third party audited. Appreciably larger than the 2P reserves picture of either Goldcorp or Wheaton River. And look at the appreciable resource numbers. Now this is where we’re converting resources to reserves, so we ought to see this kind of trend continuing. All of this in our headframe exploration areas.

One thing about Glamis’ mines, they are relatively young with large land positions, untested land positions. When you look at Marigold, we’ve got over 30 square miles of prospective ground. Potentially we’ve only explored half of this, and we are just now turning to the other half which is right along trend out in the pediment. And this is a very important part of our story. Marigold just keeps finding more and just keeps improving as the years go by.

At El Sauzal, exploration really has just begun. We were concentrating on building a mine there, which was a daunting task indeed. That is now behind us. We’ve turned to exploration. We are getting good results. You see the photograph on the top right hand, and here, this is where we have found the new Trini zone. We also have other zones that we were drilling on, east dike. The east side is the east head. We’re finding interesting results there. We’ve got live holes yet to be drilled, and then that ignores the larger land package where we have anomalous gold in many areas that just has not been tested.

The Marlin District in Guatemala is district. We think it’s a district play. We’ve got 2.5 million ounces right in the Marlin zone itself. You can see La Hamaca 3 kilometers in the background in this photograph. We announced a small reserve this year. That number is growing. It’s still open-ended east and west and at depth. Coral Target is yet to be drilled. And this is the best target on the property.

Coming towards the photograph, is (inaudible) all within a 5 kilometer radius of the Marlin mines. We’re building Marlin bigger

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Final Transcript

GLG — Glamis Gold Ltd Information Meeting

than what it was in the feasibility. 5000 tons per day mil versus 4100 ton per day mil. This is because we want expandability and there is lots of upside here.

Now finally our Cerro Blanco project in Guatemala. We are moving to feasibility this year, driving a decline into the core bench system that we’ve recognized. Very high grade, Arithmetic average is 50 grams per ton of gold and that’s without dilution or cutting. But you have very high-grade systems. We’ve started the baseline work; we are moving on to the permitting. We expect this to be a mine sometime in Glamis’ future. Now the question is will we direct ship the ore to Marlin or will it be sizable enough to build our own mill on site? And these are the questions that will be answered between now and, we think, about mid 2006.

Lots of untapped potential in our Glamis high quality properties in the Americas. I like this graph, shareholder value. We’ve demonstrated a rich tradition of delivering shareholder value especially, and this is very important, our ability to recognize acquisition opportunities and then to execute plans following the acquisitions. When you see the three cases here, where we have added dramatic value through our abilities.

I think we’ve admirably described this vision to you by now. We see a great hidden value of Red Lake, a long-term mine with great people, lots of improvement possibilities and they have communicated that to us. And we are the company that will empower the local management. Our team is prepared to share our considerable skills and our own upside with the Goldcorp shareholders to create the premier gold company.

Plan to build world’s premier gold company. This is a company that occupies its own space. And rather than talk about all of these bullet points here, I would only like to talk about it being a clear alternative to senior companies. The senior or we can call it a super mid tier company, but without the baggage of the seniors. You get simplicity. You get the four cornerstone mines in safe jurisdictions, on one continent, no environmental legacies, no hedging. Most importantly no base metal production dragging down the gold premium. Pure gold with a meaningful growth profile and excellent blue sky exploration potential.

And this slide shows what I mean by simplicity. Operations on one continent won’t be complicated by multiple mines all over the globe. You’ll get the 4 cornerstone mines producing 1.4 million ounces of reserves, less mine cash cost of 120 per ounce. We leverage our English and Spanish speaking skills throughout the Americas. Now 75% of the production comes from NAFTA countries, and we have IFC or World Bank backing in Guatemala, which is very important.

There’s the pro forma production schedule. This is before improvements to our projects over at Red Lake. Once again, the upside is for both sets of shareholders. And you can see the early growth in here without the upside, and the company is not so large that a new discovery cannot be very meaningful to the stock of the new company.

The new Glamis will exhibit exceptional cash generating capabilities. The cash grows to $1 billion by 2008, and that’s before dividend, of course. The cash would be put to use building gold assets and earning a gold multiple rather than sitting under the mattress. In current growth price averages, there would be a $50 million to $75 million per year more than what this slide indicates.

So the question before Goldcorp shareholders is why Glamis versus the Wheaton River option? First, ours is a superior culture that builds mines. And we’ll go to work to fully exploit Red Lake. Mr. McEwen has been quoted as saying that the financial returns are number one and mining is secondary. He just doesn’t get it. He is putting the cart before the horse. The mining is important. The financial returns will come.

You get the premier management group in this business with the decentralized bottom-up approach that empowers the local management teams. And what you don’t see are high grades hiding real issues at Goldcorp. This new company is pure gold in the Americas with the best gold profile in the industry. And best of all you get a 23% premium for your stock opposed to paying a premium for Wheaton River, and this is a higher premium given the copper context of the Wheaton River company.

To illustrate that, this independent data shows how copper companies trade relative to gold companies. And those are that no matter how much Goldcorp and Wheaton River protest, and the figures will tell you this, the market is very efficient. Copper assets are a drag on share price performance. If you just look at the price to cash flow and PE ratios of the copper companies at the bottom end of this slide, gold is gold and copper is copper. And Freeport will tell you that. Look at that. For the first nine months of 2004, Alumbrera had the same copper /gold spilt as Freeport. And just look at the Freeport multiples. The market is efficient and these multiples carry through. And if you look at those multiples, you look at the Wheaton River multiples and you can see it. And it’s not that Wheaton River is undervalued. It’s just got a copper multiple.

Next, shows the classic graph of how share price performed during the life cycle of the gold assets. Notice where Glamis’ assets lie along this path relative to those of Goldcorp and Wheaton. Ours are young mines building value. Wheaton’s are mature at the top right hand side or they’re at that difficult spot where they are struggling for completion of feasibility and waiting for permits or early in the construction stage as at Amapari, and that’s important to note.

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Final Transcript

GLG — Glamis Gold Ltd Information Meeting

Los Filos is struggling. We have not seen a feasibility study and you certainly have not seen permits, and I would ask whether or not any analysts have been to Amapari or Los Filos during this period. And I don’t think that there have been analysts, as opposed to Glamis having analysts at each of its future operations.

The next graph really tells it all. This is why Glamis is the superior alternative. Kind of busy here. So both combinations of Glamis and Goldcorp or Goldcorp and Wheaton share the first 5 attributes. Both are an excellent story. Strong balance sheet, Americas focus, dividends, we’re unhedged and we have fantastic earnings into the future.

The next 3 with these question marks, these are the troubles. Now what will Amapari and Los Filos mean to the future of the Goldcorp/Wheaton River company? Have the analysts visited there? No. I think this is unproven. And their core mining experience, where is it? Wheaton is building two heap leach mines. How many heap leaches has Ian Telfer built? Or operated? What about leaching sulfides in the Amazon rain forests? Who’s answering these questions? Who are these guys? Where was Goldcorp’s due diligence? Or do they do not do due diligence before they signed the deal? Do their models rely on Los Filos without a feasibility study, and without permits in a country that is very difficult to obtain permits?

These are all why we put big red Xs here. So another question mark. I question profitability growth in the future of Goldcorp/Wheaton. This is something that Glamis will deliver. The last two of course are very important. The most important really.

Number one, we are pure gold. You saw the prior slide. If you want that copper ratio, go ahead. And of course, we offer a 23% premium and I have been hearing, “Where is that 23% premium? It’s not in the share price.”

Well, next slide shows us. This red graph goes to the issue of premium. It starts on the day that it was announced that Rob McEwen had sold his shares. It shows the deterioration of Goldcorp value over the time value, the time period until our bid. Then in red, you see the effect of our bid. This premium is in both stocks. The amount that ours dropped on the date of the announcement and this will unwind once the arbitrage is unwound. And then it showed the amount that Goldcorp has risen, due to our bid.

Voting for Wheaton River will make this premium disappear and you will lose access to the team that has delivered values, that has built mines, and is willing to share the hidden value in Glamis’s immediate growth potential over the next couple of years. This is a stark picture here. OK?

Three key dates for Glamis to compete and for Goldcorp’s shareholders to win big. The first is January 31st, Goldcorp shareholders need to “Vote No” to Wheaton River. February 9th, Glamis shareholders move to approve issuance of the new shares to enable the takeover of Goldcorp. And then on February 14th, this represents our deadline for Goldcorp shareholders to tender two-thirds of their shares to Glamis.

It’s very simple. And you’ll receive your blue proxy forms for those of you that hold Goldcorp shares. And our message is, “Vote pure gold. Therefore, Vote No to Wheaton River.” And of course, “Vote today.” OK?

So now, I’ll ask Chuck and Cheryl to join me here and we’re willing to answer questions here on the floor. Any questions. No? Nobody’s going to ask? OK, we have one in the back.

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Final Transcript

GLG — Glamis Gold Ltd Information Meeting

QUESTION AND ANSWER

Unidentified Audience Member

Do you have any reason to believe that the Goldcorp board is reconsidering your proposal?

Kevin McArthur - Glamis Gold Ltd. — President & CEO

Do we have any reason to believe that the Goldcorp board is reconsidering our proposal? Other than the messages we are seeing in press releases we have no indication of that. And I would hope that as their due diligence has continued they are feeling weaker and weaker about the decision they have made. But I have heard no message of any change in their thinking.

Unidentified Audience Member

Kevin, what’s the details that you have for Glamis as a stand alone before this, why didn’t you feel compelled to go after Goldcorp at this point in time given your role as the future developer?

Kevin McArthur - Glamis Gold Ltd. — President & CEO

Yes, the question is, given our role in the future and our gold programs, why would we feel compelled to chase after a Goldcorp? And — well it’s various things. I mean, we work on a lot of things all the time. And we’ve got a strategy moving forward. But we wanted to be at the top end of the intermediate group to be able to attract a different group of shareholders that are not able to invest in Glamis at this time.

Various things. We build mines. We operate them as cheaply as we can and we have them for the long-term. We want to continue to add reserves there. We have done a good job of that. We’ve always tried the other, to buy the other one third of Marigold. Barrick’s holding on. We can’t get that. But we keep trying. We are doing a lot of headframe exploration and grassroots exploration, that adds value.

We’ve looked at peers and we have been looking at peers all along and these things go back and forth., and we’ve been looking at bolt-ons, strategic or — sorry, more project style acquisitions. And there are few of those in the hopper. None of those were far enough along at the time that the Wheaton River/Goldcorp announcement came.

The Wheaton River Goldcorp announcement forced us into an artificial timeframe. We had to act before Christmas if we wanted to continue our pursuit and the value that we saw at the Red Lake asset was adequate for us to say, “You know, this gets us a good rate of return.” This is what puts us in that space that strategically we want to be in, and in the future because of what we see, and the way we think the reserves will continue and the mine will continue, this will add value further on down the road.

So, indeed we have choices. But the timing of this choice was artificially placed on us.

Yes?

Unidentified Audience Member

Your core mine experience, in regards to deep level hard rock mining, could you elaborate on the your core mine experience?

Kevin McArthur - Glamis Gold Ltd. — President & CEO

Yes, in our company, we have experience in underground mining. I have got experience at Greens Creek mine up in Alaska. Jim Voorhees is our COO spent half his career underground. We don’t have the middle management group that have that experience. We do have that experience, at our, of course our new mine is Marlin, that we are bringing along.

And so, this is the — I turn this one around and say, “This is a hell of an opportunity for Glamis to acquire that experience.” The key executives in the company have that experience. And I’ll stack my underground mining experience against Ian’s and Rob’s any day.

And then we acquire —and this is kind of like the reverse of what people think—the expertise at the mine site. This is a fantastic group of individuals that have been running a hell of a good mine, that have been manacled with the mine plan that they have got now that they are busting out to make things different. And indeed you’ll see, if you read the last — I don’t know — the last week’s press release came out, where Goldcorp has announced these dramatic improvements to the mines. And I am happy to say that we are able to bring those to the attention of the Goldcorp executive team. And so, it’s a bottoms up style. It’s decentralized. These guys know what they are doing, and we would just enable them to get things done.

I saw a question back here.

Unidentified Audience Member

Thanks, Kevin. Could you just comment on the later return hurdle that you just referred to the Goldcorp as a transaction with that?

Kevin McArthur - Glamis Gold Ltd. — President & CEO

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Final Transcript

GLG — Glamis Gold Ltd Information Meeting

Yes, well, we got an upside case, right, which I am not going to talk about. But we do, we do reach a rate of return there. Base case, no. It’s like pooling of interests. We don’t get to do anymore, of course. In that case, we’ll have goodwill on the balance sheet and it’s a coming together of two companies of equal size that have a set of talents that makes for a very good compelling story. Base case, it’s mildly dillutive a little to us. And that’s why the 0.89, isn’t going up, by the way. We can’t move. Upside case, yes, we see a rate of return. But, I am not willing to speak of that at this time.

Unidentified Audience Member

Why not just do an equity issue then, if you want liquidity?

Kevin McArthur - Glamis Gold Ltd. — President & CEO

Well, if we wanted cash, we could do an equity issue or debenture or whatever you have. But, I’ve heard talk that we are operating on fumes. Well, yes, we have engineered it that way. We did go to the equity markets to fund Marlin and El Sauzal and it was just enough. And you’ll see that our cash balance is getting darn close to zero. So close that, of course, we wanted to get a credit line available to us, so we have some cushion, rather than go to the equity market.

Unidentified Audience Member

Could you comment on how you plan on unlocking value at Redlake?

Kevin McArthur - Glamis Gold Ltd. — President & CEO

I mean this is old stuff. I mean, I have commented on this quite a bit. Three ways. First of all, we feel the reserves will continue. The mines operated for decades, will operate for decades more.

Secondly, operations. There are many, many things operationally that can be improved. Polish, ventilation, going after the sulfide zones, upping the throughput, driving down the unit costs and therefore, you get mines that can operate at a higher rate and yet somewhere near the same tool cash costs.

Third point. Driving a joint venture between the two mines that are mining essentially the same ore body or as players of the same ore body. And that unlocks dramatic value. And we think that personalities have not allowed that to go forward and you get two companies with similar corporate cultures and two honest parties sitting down at the table, trying to make one plus one equal three, you split that, you should have something dramatic that happens in that account. Basically my thinking there. OK?

Yes, Carrie (ph)?

Unidentified Audience Member

Kevin, (inaudible) served pro forma cash generation shared with Goldcorp. Do these numbers incorporate the recent (inaudible) or are they based on the original ...

Kevin McArthur - Glamis Gold Ltd. — President & CEO

No, we do original pro forma data based on a $375 gold price.

Unidentified Audience Member

So this is before their four (inaudible) production.

Kevin McArthur - Glamis Gold Ltd. — President & CEO

Right. Sorry, the question I didn’t repeat is the page 13. The information showing the cash flows, will this — does this include the upside of that was just announced by Goldcorp engineered by Glamis in conjunction with the Goldcorp mining team and announced by Goldcorp? No, this is the pro forma information.

Yes.

Unidentified Audience Member

Maybe you could comment on the (inaudible) in the pro forma?

Kevin McArthur - Glamis Gold Ltd. — President & CEO

Yes, thanks for that, Mike. I will and once again — sorry, comment on the pro forma earnings, the comments made by Mr. McEwen about earnings, growth without earnings. Very inaccurate referring to pro forma looking back at the first 9 months of the company, of course ignoring the fact that we have a terrific growth profile, going forward. And as you know, we can only speak of pro forma information. We can’t include the upside that our mines have yet to be developed, nor the growth program, nor the upside that we see at Red Lake. So there are variety of things here that just don’t make sense. And I’ll ask Cheryl, if she’s got any further comment on that.

Cheryl Maher - Glamis Gold Ltd. — VP, Finance, CFO

No, on the McEwen account, I have to tell you the pro forma statements are just that. They are historically based. And we cannot project, in those, the way we would like. By the end of ‘05, when we do this acquisition and we are able to build in different

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Final Transcript

GLG — Glamis Gold Ltd Information Meeting

values going forward, you’re going to see earnings. Glamis has always been about growth and earnings and we will continue to do that.

Kevin McArthur - Glamis Gold Ltd. — President & CEO

I might add that neither does it address the risk in the Wheaton River properties, and, as I’ve tried to explain here, we’ve taken considerable risk out of our growth profiles. And it has not been taken out of some of the Wheaton River growth. And, of course, I think what the financial genius has described is that he is going to take that copper premium and covert it to a gold premium. And I don’t think so. That’s for the Goldcorp shareholders to decide.

Anyone else?

OK, thank you very much for attending the luncheon and also those on the call, thank you. And we’ll just stay tuned. Remember, that you need to vote your proxies.

Thank you.

Unidentified Company Representative

Thank you, operator. We’re going to sign off now.

Operator

Thank you. Ladies and gentlemen, thank you for your participation in today’s conference. This does conclude the presentation. You may now disconnect. Have a great day.

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